UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                  SCHEDULE 13D

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934


                         FIRST CITIZENS BANCSHARES, INC.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                      CLASS B COMMON STOCK, $1.00 PAR VALUE
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   31946M-20-2
   -------------------------------------------------------------------------
                                 (CUSIP Number)

                               David L. Ward, Jr.
                               William R. Lathan, Jr.
                               Ward and Smith, P.A.
                               1001 College Court
                               New Bern, North Carolina 28562
                               (252) 633-1000
--------------------------------------------------------------------------------
       (Name, Address and Telephone Number of Person Authorized to Receive
                           Notices and Communications)

                                November 1, 1999
   -------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)



If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of SS. 40.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [ ].


*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



                                                                 SEC 1746(12-91)

                                  SCHEDULE 13D

----------------------------------------------------                              --------------------------------------------------
CUSIP No.          31946M-20-2                                                    Page         2        of        6        Pages
            ------------------------------                                               -------------      -------------
----------------------------------------------------                              --------------------------------------------------
----------- ------------------------------------------------------------------------------------------------------------------------
         1  NAME OF REPORTING PERSONS
            S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

            Irrevocable Trust under Agreement dated December 28, 1976        -  Tax ID No. 56-6180759
            Irrevocable Trust under Agreement dated April 26, 1979           -  Tax ID No. 56-6207855
            Irrevocable Trust under Agreement dated March 28, 1990           -  Tax ID No. 56-6364780

----------- ------------------------------------------------------------------------------------------------------------------------
         2 CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)                        (A) [X]
                                                                                                      (B) [ ]
----------- ------------------------------------------------------------------------------------------------------------------------
         3  SEC USE ONLY
----------- ------------------------------------------------------------------------------------------------------------------------
         4  SOURCE OF FUNDS (SEE INSTRUCTIONS)

                                       OO
----------- ------------------------------------------------------------------------------------------------------------------------
         5  CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)     [ ]

----------- ------------------------------------------------------------------------------------------------------------------------
         6  CITIZENSHIP OR PLACE OF ORGANIZATION

                                         United States
---------------------------- -------- ----------------------------------------------------------------------------------------------
         NUMBER OF            7       SOLE VOTING POWER
          SHARES
       BENEFICIALLY                       469,872
         OWNED BY
           EACH
         REPORTING
          PERSON
           WITH
                             -------- ----------------------------------------------------------------------------------------------
                              8       SHARED VOTING POWER

                                              -0-
                             -------- ----------------------------------------------------------------------------------------------
                              9       SOLE DISPOSITIVE POWER

                                          469,872
                             -------- ----------------------------------------------------------------------------------------------
                             10       SHARED DISPOSITIVE POWER

                                            58,300
----------- ------------------------------------------------------------------------------------------------------------------------
11          AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                                         528,172

----------- ------------------------------------------------------------------------------------------------------------------------
12          CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)         [ ]

----------- ------------------------------------------------------------------------------------------------------------------------
13          PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                                                           30.70%
----------- ------------------------------------------------------------------------------------------------------------------------
14          TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

                                                             OO

ITEM 1.  SECURITY AND ISSUER.

         This Statement relates to the Class B Common Stock, $1 par value per share ("Class B Common Stock") of First Citizens BancShares, Inc. (the "Issuer"), whose principal executive offices are located at 239 Fayetteville Street, Raleigh, North Carolina 27601.

ITEM 2.  IDENTITY AND BACKGROUND.

(a)-(c) This statement is filed by three separate irrevocable trusts (collectively referred to as the "Trusts"), by and through their respective trustees, as follows:

         (1) Irrevocable Trust under Agreement dated December 28, 1976 (the "1976 Trust");

         (2) Irrevocable Trust under Agreement dated April 26, 1979 (the "1979 Trust"); and

         (3) Irrevocable Trust under Agreement dated March 28, 1990 (the "1990 Trust").

         The mailing address for each of the Trusts is Post Office Box 31727, Charlotte, NC 28231-1727.

         Carmen P. Holding currently is the sole beneficiary of each of the Trusts. Effective November 1, 1999, each of the Trusts has been restructured to provide that the six persons identified below will serve as co-trustees (the "Trustees"). As a result of this commonality of trustees and beneficiary, the Trusts may be deemed to be a "group" for purposes of their beneficial ownership of the Issuer's Class B Common Stock held by them separately and, therefore, the Trusts are filing this Schedule 13D as a group. However, each of the Trusts disclaims the existence of a group and any beneficial interest in any shares held by each other Trust.

         The Trustees are:
             NAME                                             PRINCIPAL OCCUPATION AND ADDRESS
---------------------------                  ---------------------------------------------------------------
George H. Broadrick                    Chairman of Executive Committee, Consultant and
                                       Retired President,  First-Citizens Bank & Trust Company
                                       Post Office Box 31727, Charlotte, NC  28231-1727
Carolyn S. Holding                     Volunteer with various charitable entities
                                       2220 White Oak Road, Raleigh, NC  27608
John R. Jordan, Jr.                    Senior Partner and Attorney, Jordan, Price, Wall, Gray & Jones (attorneys)
                                       Post Office Box 2021, Raleigh, NC  27602-2021
C. Ronald Scheeler                     Retired Partner, Ernst & Young, LLP (certified public accountants)
                                       3712 Williamsborough Court, Raleigh, NC  27609
David L. Ward, Jr.                     Senior Attorney and President, Ward and Smith, P.A. (attorneys)
                                       1001 College Court, New Bern, NC 28562
James A. Weathers                      Retired Area Vice President, First-Citizens Bank & Trust Company
                                       128 Stratford Dr., Louisburg, NC 27549

(d) During the last five years, no individual Trustee has been convicted in any criminal proceedings.
(e) During the last five years, no individual Trustee has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which he/she was or is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
(f) The situs of each of the Trusts is in the United States, and each of the Trustees is a citizen of the United States.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         The shares of the Issuer's Class B Common Stock held by each of the Trusts were either (i) contributed to that Trust by its settlor, (ii) received by that Trust with respect to or in exchange for other assets held by the Trust, or, (iii) in the case of each of the 1979 Trust and the 1990 Trust, transferred to the Trust from a separate, related trust which was terminated.

ITEM 4.  PURPOSE OF TRANSACTION.

         The current sole beneficiary and two of the Trustees (George H. Broadrick and David L. Ward, Jr.) of the Trusts serve as directors of the Issuer and, therefore, are involved in the management of the Issuer and participate with the Board of Directors in the consideration of and taking of action on significant corporate events involving the Issuer. Also, the beneficiary is the adult daughter of Lewis R. Holding, who is Chairman, Chief Executive Officer and a principal shareholder of the Issuer. However, the shares of the Issuer's Class B Common Stock held by each of the respective Trusts are held by it for investment purposes only, and none of the Trusts currently has any plans or proposals which relate to or would result in any of the events or consequences listed in (a)-(j) of Item 4 of Schedule 13D.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

(a) As a group, the Trusts hold an aggregate of 528,172 shares of Class B Common Stock, constituting 30.70% of the total outstanding shares of the Issuer's Class B Common Stock (based on 1,720,360 shares outstanding on October 31, 1999). The number of shares and percentage of outstanding shares held by each separate Trust is as follows:

                  1976 Trust        -           3,100 shares (0.18% of outstanding shares)

                  1979 Trust        -         55,200 shares (3.21% of outstanding shares)

                  1990 Trust        -       469,872 shares (27.31% of outstanding shares)

(b) With respect to the shares held by each Trust, the Trustees (acting as a group) have the following voting and investment powers:

                                                                                    POWER TO DISPOSE OR
                                        POWER TO VOTE                              DIRECT THE DISPOSITION
                                        -------------                              ----------------------
                              SOLE POWER            SHARED POWER            SOLE POWER            SHARED POWER
                              ----------            ------------            ----------            ------------
1976 Trust (1)                        -0-                    -0-                -0-                   3,100
1979 Trust (1)                        -0-                    -0-                -0-                  55,200
1990 Trust (2)                    469,872                    -0-              469,872                  -0-
-------------------

         (1) Carmen P. Holding, as current sole beneficiary of the 1976 Trust and the 1979 Trust, has the sole power to direct the voting, and shared power (with the Trustees) to direct the disposition, of shares held by each of those Trusts.
         (2) The written agreement pertaining to the 1990 Trust provides that, in connection with their voting of shares held by the Trust, the Trustees will consult with then current beneficiaries who are at least 40 years of age, but that the Trustees will not be bound by the voting preference of any such beneficiary.

(c) During the past 60 days, none of the Trusts has acquired or disposed of any shares of the Issuer's Class B Common Stock.

(d) With the exception of the current sole beneficiary, no other person is known to receive or have the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Class B Common Stock beneficially owned by the Trusts.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

         Except as described herein, there are no contracts, agreements, arrangements or relationships (legal or otherwise) between any of the Trusts and any other person with respect to any securities of the Issuer.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

    EXHIBIT NUMBER                       DESCRIPTION OF EXHIBIT
    --------------                       ----------------------

          A                Agreement between Trusts with respect to joint filing

                                   SIGNATURES

         After reasonable inquiry and to the best of our knowledge and belief, each of the undersigned hereby certifies that the information set forth in this statement is true, complete, and correct.

                                    IRREVOCABLE TRUST UNDER AGREEMENT DATED
                                    DECEMBER 28, 1976

                                    IRREVOCABLE TRUST UNDER AGREEMENT DATED
                                    APRIL 26, 1979

                                    IRREVOCABLE TRUST UNDER AGREEMENT DATED
                                    MARCH 28, 1990

November 3, 1999                    By:  /s/ George H. Broadrick
                                         -------------------------------------
                                             George H. Broadrick, Co-Trustee



November 3, 1999                    By: /s/   Carolyn S. Holding
                                        -------------------------------------
                                              Carolyn S. Holding, Co-Trustee



November 3, 1999                    By:  /s/  John R. Jordan, Jr.
                                         -------------------------------------
                                              John R. Jordan, Jr., Co-Trustee



November 3, 1999                    By:  /s/  C. Ronald Scheeler
                                         -------------------------------------
                                              C. Ronald Scheeler, Co-Trustee



November 3, 1999                    By:  /s/  David L. Ward, Jr.
                                         -------------------------------------
                                              David L. Ward, Jr., Co-Trustee



November 3, 1999                    By:  /s/  James A. Weathers
                                         -------------------------------------
                                              James A. Weathers, Co-Trustee

                                    EXHIBIT A



         Each of the undersigned Trusts, by and through its undersigned Trustees, hereby agrees that the foregoing Schedule 13D dated November 1, 1999, is being filed with the Securities and Exchange Commission by it jointly with each other Trust as well as by it individually.


                                    IRREVOCABLE TRUST UNDER AGREEMENT DATED
                                    DECEMBER 28, 1976

                                    IRREVOCABLE TRUST UNDER AGREEMENT DATED
                                    APRIL 26, 1979

                                    IRREVOCABLE TRUST UNDER AGREEMENT DATED
                                    MARCH 28, 1990


November 3, 1999                    By:  /s/ George H. Broadrick
                                         -------------------------------------
                                             George H. Broadrick, Co-Trustee



November 3, 1999                    By: /s/   Carolyn S. Holding
                                        -------------------------------------
                                              Carolyn S. Holding, Co-Trustee



November 3, 1999                    By:  /s/  John R. Jordan, Jr.
                                         -------------------------------------
                                              John R. Jordan, Jr., Co-Trustee



November 3, 1999                    By:  /s/  C. Ronald Scheeler
                                         -------------------------------------
                                              C. Ronald Scheeler, Co-Trustee



November 3, 1999                    By:  /s/  David L. Ward, Jr.
                                         -------------------------------------
                                              David L. Ward, Jr., Co-Trustee



November 3, 1999                    By:  /s/  James A. Weathers
                                         -------------------------------------
                                              James A. Weathers, Co-Trustee